SEC File No. 70-____

                          SECURITIES AND EXCHANGE COMMISSION

                               WASHINGTON, D.C.  20549

                                       FORM U-1

                                     APPLICATION

                                        UNDER

                THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935 ("Act")

                    JERSEY CENTRAL POWER & LIGHT COMPANY ("JCP&L")
                                  300 Madison Avenue
                            Morristown, New Jersey  19640

                        METROPOLITAN EDISON COMPANY ("Met-Ed")
                      PENNSYLVANIA ELECTRIC COMPANY ("Penelec")
                                 2800 Pottsville Pike
                             Reading, Pennsylvania  19640

                          GPU SERVICE CORPORATION ("GPUSC")
                                100 Interpace Parkway
                            Parsippany, New Jersey  07054
                    (Names of companies filing this statement and
                       addresses of principal executive offices)

                        GENERAL PUBLIC UTILITIES CORPORATION
            (Name of top registered holding company parent of applicants)

          T. G. Howson, Vice President       W. Edwin Ogden, Esq.
            and Treasurer                    Ryan, Russell, Ogden & Seltzer
          M. A. Nalewako, Secretary          1100 Berkshire Boulevard
          M. J. Connolly, Esq.               P.O. Box 6219
          GPU Service Corporation            Reading, Pennsylvania 19610
          100 Interpace Parkway
          Parsippany, New Jersey 07054

          Richard S. Cohen, Esq.             Robert C. Gerlach, Esq.
          Jersey Central Power & Light Co.   Ballard Spahr Andrews &
          300 Madison Avenue                 Ingersoll
          Morristown, New Jersey 07960       1735 Market Street
                                             Philadelphia, Pennsylvania 19103

          William C. Matthews                Douglas E. Davidson, Esq.
          Secretary                          Berlack, Israels & Liberman LLP
          Metropolitan Edison Company        120 W. 45th Street
          Pennsylvania Electric Company      New York, New York 10036
          2800 Pottsville Pike
          Reading, Pennsylvania 19601


                     (Names and addresses of agents for service)

          ITEM 1.   DESCRIPTION OF PROPOSED TRANSACTIONS

          A.   Jersey Central Power & Light Company ("JCP&L"), Metropolitan

               Edison Company ("Met-Ed")  and Pennsylvania Electric Company

               ("Penelec")  are operating electric public utility companies and  wholly-owned subsidiaries  of General  Public Utilities

               Corporation ("GPU"),  a registered holding company under the

               Act.  GPU Service  Corporation ("GPUSC")is a service company under  the Act and is also a wholly-owned subsidiary of GPU.

               Collectively,  GPU, JCP&L,  Met-Ed, Penelec  and GPUSC   are

               hereinafter  referred   to   as  the   "GPU  Companies"   or

               "Applicants."



          B.   The GPU  Companies recognize that they  have an accumulation of management, technical, training, computer, operations and maintenance  skills,  expertise,  experience  and  resources which  have  and will  continue  to evolve  from  its normal operations as an integrated  public utility system and which must  be utilized  for  continuous business  development and growth.



          C.   The  electric  utility  industry  is  experiencing  dramatic changes  resulting from  various forms  of deregulation  and

               industry  restructuring  that  have   unleashed  competitive



               forces  in the energy and  energy service marketplace.  This changing  industry environment  has  created  a  demand  for utility companies to provide  new and additional value-added products and services which  may not be considered to  be or constitute traditional utility  service.  To be  competitive in  this  environment,  public  utility  companies  must  be positioned  to more  fully  utilize existing  expertise  and resources  in order  to more  effectively produce  these new products and services and  to produce benefits for investors and consumers.



          D.   The Applicants propose to provide (i) meter reading, billing and collection services,  and customer call-center  services

               ("Services")  for  non-affiliated  water  and   gas  utility

               entities   including  the   utility   agencies  of   cities,

               municipalities,  counties  and governmental  entities ("Non-

               Affiliated Utilities"), (ii) billing and collection and call center services ("Billing and  Marketing Services") to other

               businesses   such  as   commercial  service   providers  and

               retailers ("Non-Utility Businesses") and  (iii) consolidated electric,  water  and  gas  bills,  consolidated  remittance processing of  electric, water and gas  utility accounts and consolidated account services ("Consolidated  Services") for both Non-Affiliated Utilities and Non-Utility Businesses.



          E.   SERVICES

               The Services would be nearly identical to the meter reading,

               billing  and collection  services  and customer  call center






               services  that the  GPU  Companies provide  with respect  to their own utility customers and could be  provided without a

               material  increase   in  staff  or  equipment   by  the  GPU

               Companies.



                         (i) By way of example, Penelec has been approached

                         by and is currently  engaged in discussions with a

                         municipality  which  has  requested  that  Penelec

                         provide water  meter reading services for  it.  As

                         contemplated, Penelec meter readers would read the

                         municipality's water meters at  the same time that

                         they are reading Penelec customer electric meters.

                         This  proposal  would involve  approximately 6,000

                         meters.



                         (ii) The GPU Companies  also have been  approached

                         from time to time by Non-Affiliated Utilities with

                         expressions of interests  about the GPU Companies'

                         interest in providing and their ability to provide

                         the Services.    Thus, the  GPU Companies  believe

                         that  there are  opportunities to  increase and/or

                         improve the efficient utilization of the resources

                         that they have devoted  to meter reading,  billing

                         and collections.



                         (iii)     While the GPU Companies  anticipate that

                         many  opportunities to  provide  such Services  to

                         Non-Affiliated Utilities may arise in or near  the






                         service  territories of JCP&L, Met-Ed and Penelec,

                         the GPU  Companies  believe that the opportunities

                         will also arise outside of those territories.  The

                         GPU Companies desire  to position themselves,  and

                         therefore  request  authorization,  to respond  to

                         such  opportunities  to provide  Services wherever

                         they arise.



                         (iv)      The  GPU  Companies  believe that  in  a

                         highly competitive and  changing utility  industry

                         environment that they must have the flexibility to

                         respond quickly  to appropriate   opportunities to

                         provide  Services.  The  time necessary  to secure

                         authority to  engage in these  types of activities

                         when individual opportunities arise places the GPU

                         Companies at a  competitive disadvantage  relative

                         to exempt and stand alone utility systems that can

                         provide similar services without  prior Commission

                         authorization.   Moreover,  the   Applicants  also

                         anticipate that many Non-Affiliated Utilities will

                         find   it   more    efficient,   economical    and

                         environmentally beneficial  to out-source Services

                         to providers like the GPU Companies which have the

                         extensive   networked  manpower,   automation  and

                         information  systems  necessary  to   provide  the

                         Services  in  a  low  cost,  highly  reliable  and

                         efficient  manner.  The  provision of the Services

                         allows  the  Non-Affiliated   Utilities  to   take






                         advantage  of these resources especially where one

                         of the  GPU Operating Companies is already reading

                         meters at many, if  not all, of the same  customer

                         locations   as   those   of   the   Non-Affiliated

                         Utilities.    The  Non-Affiliated Utilities  could

                         thus   avoid   operational   and   capital   costs

                         associated   with   reading  meters,   purchasing,

                         leasing   and  operation   of  vehicles   used  in

                         connection  with  meter  reading, hand-held  meter

                         reading equipment and other automated equipment as

                         well  as  information  systems  for   billing  and

                         collections on customer accounts.



          F.   SERVICES TO NON-UTILITY BUSINESSES

               While the GPU Companies expect that Non-Affiliated Utilities may be  the primary  customer for Services  (particularly in connection  with  the  meter reading  services),  they  also believe that there are  opportunities to provide billing and collection, and customer call-center services to Non-Utility

               Businesses and, therefore, they wish to be  positioned to do

               so.   Accordingly, the Applicants also  request authority to

               provide  Billing  and   Marketing  Services  to   both  Non-

               Affiliated Utilities and Non-Utility Businesses.



          G.   CONSOLIDATED SERVICES

               The   Applicants   anticipate   opportunities   to   provide

               Consolidated Services for  both Non-Affiliated Utilities and

               Non-Utility  Businesses.   Therefore,  the  Applicants  also






               request  authority  to  engage  in the  provision  of  these

               Consolidated Services when and if the opportunity arises and where the  GPU Companies  determine that it  is economically beneficial to do so.





          H.   As described above, the GPU Companies propose to provide the

               Services, Billing & Marketing Services, and the Consolidated

               Services (collectively, the "Proposed New Services") whether or not the Non-Utility  Businesses or the  customers  of the

               Non-Affiliated Utilities are also customers of JCP&L, Met-Ed

               or Penelec.   The GPU  Companies believe that  providing the

               Proposed New Services will  not interfere with the provision of  services  for  utility  customers of  JCP&L,  Met-Ed  or

               Penelec.   Moreover, provision of the  Proposed New Services

               will  enable  the  GPU  Companies  to  use  the  accumulated expertise of their personnel in these areas resulting in the optimal utilization of such capabilities and resources.



          I.   Agreements for  the provision  of the Proposed  New Services will  be negotiated  and  entered into  on  an arm's  length

               basis.   The GPU Companies propose to offer the Proposed New

               Services  described  herein  from  time  to  time    through

               December  31, 2001; however, it is proposed that the term of any  contracts to  provide such  services which  are entered into  before  that  date  may extend  beyond  that  date  in accordance with the terms of such contracts.








          J.   The GPU  Companies anticipate no material  increase in staff nor any material capital  investment to provide the Services described herein.  The  GPU Companies anticipate that during the  period  for  which authority  is  requested  hereunder,

               annual   expenditures   in   connection  with   transactions

               undertaken in connection herewith will not exceed $5 million and revenues will not exceed $10 million.



          K.   The  Applicants will  account  for  expenses,  including  an allocation  of  capital and  other  costs,  and the  revenue derived therefrom in accordance with the FERC Uniform System of  accounts (FERC  Account  No. 421  - "Miscellaneous  Non-

               Operating  Income").   GPUSC,  when  it is  not  providing a

               Proposed New Service directly to a Non-Affiliated Utility or

               Non-Utility   Business,  may  provide  support  to  the  GPU

               Operating  Companies in  connection with  any  such services provided by them and will  document its expenses in separate work orders  which, with the usual  and customary overheads,

               will be charged to the appropriate accounts of JCP&L, Met-Ed and Penelec  in  proportion to  the  interest of  each  such company, if any, in the particular transaction.



          L.   The  GPU Companies  will, on or  before May 1  of each year,

               report  to  the  Commission any  transactions  entered  into pursuant to the authorization requested hereunder as well as the revenues derived  therefrom and the expenses  associated therewith,  in an  appendix  to the  U-5-S (with  respect to

               JCP&L,  Met-Ed and Penelec) or  the U-13-60 (in  the case of






               GPUSC) filed annually pursuant to the Act and in lieu of any reports otherwise required by Rule 24 under the Act.



          ITEM 2.   FEES, COMMISSIONS AND EXPENSES.



          The  fees,  commissions and  expenses  to  be paid  or  incurred,

          directly  or   indirectly,  in  connection   with  the   proposed

          transactions will be filed by amendment.



          ITEM 3.   APPLICABLE STATUTORY PROVISIONS.



          The GPU  Companies consider that the proposed transactions may be subject to Sections 9(a) and 10 of the Act.



          ITEM 4.   REGULATORY APPROVAL.



          Except  as described  in  the following  paragraph, the  proposed transactions  are not believed to be  subject to the jurisdiction of any state commission.



          The  Applicants  believe  that  the  component  of   Consolidated

          Services which contemplates a  GPU Company's consolidation of its utility bills with those of other utility companies into a single

          bill   may  be   subject   to   State  regulatory   jurisdiction.

          Accordingly,  JCP&L  will  seek authority  and/or  disclaimer  of jurisdiction from the  New Jersey Board of  Public Utilities, and

          Met-Ed  and Penelec  will  seek   authority and/or  disclaimer of

          jurisdiction  from the  Pennsylvania  Public  Utility  Commission






          before  utilizing a  consolidated billing arrangement  with their

          respective  utility customers.   Applicants  thus  hereby request

          that the  Commission reserve jurisdiction pending  the completion of  the  record  over  the performance  of  consolidated  billing services.



          The proposed transactions are not subject to the jurisdiction  of any federal commission other than the Commission.







          ITEM 5.   PROCEDURE.

               It is  requested  that the  Commission issue  an order  with respect  to  the  transaction  proposed herein  at  the  earliest practicable  date, but,  in any  event, not  later than  April 1,

          1996.    It  is  further  requested  that  (i)  there  not  be  a

          recommended  decision by  an  Administrative Law  Judge or  other responsible officer of the Commission, (ii) the Office of  Public

          Utility Regulations be permitted to  assist in the preparation of the  Commission's decision, and (iii) there  be no waiting period between  the issuance of the  Commission's Order and  the date on which it is to become effective.



          ITEM 6.   EXHIBITS AND FINANCIAL STATEMENTS.

               (a)  Exhibits

                    A    -    Not applicable.

                    B    -    Not applicable.

                    C    -    None.

                    D    -    None.

                    E    -    Not applicable.

                    F-1  -    Opinion  of M.  J.  Connolly, Esq.  -- to  be
                              filed by amendment.

                    F-2  -    Opinion of Ryan, Russell,  Ogden & Seltzer --
                              to be filed by amendment.

                    F-3  -    Opinion of Ballard Spahr Andrews  & Ingersoll
                              -- to be filed by amendment.

                    F-4  -    Opinion of  Richard S.  Cohen, Esq. --  to be
                              filed by amendment.

                    G    -    Financial Data Schedule  -- to be filed  by
                              amendment.

                    H    -    Form of proposed public notice.







               (b)  Financial Statements

                    1    -    None

                    Note: GPU Corporate and consolidated actual and pro forma financial statements are omitted since they are not deemed to be material or relevant or necessary for a proper disposition of the proposed transactions.

                    2    -    None

                    4    -    None.

          ITEM 7.   INFORMATION AS TO ENVIRONMENTAL EFFECTS.

               A.   The proposed  transactions will result in the provision

          of the  Proposed New  Services and  the payment of  consideration

          therefor.    The issuance  of an  order  by your  Commission with

          respect thereto  will not, therefore,  be a major  Federal action significantly affecting the quality of the human environment.

               B.   No  Federal  agency has  prepared  or  is preparing  an

          environmental impact  statement  with  respect  to  the  proposed transactions.






























                                      SIGNATURES

               PURSUANT TO  THE REQUIREMENTS OF THE  PUBLIC UTILITY HOLDING

          COMPANY ACT OF 1935,  THE UNDERSIGNED COMPANIES HAVE DULY  CAUSED

          THIS  APPLICATION TO BE SIGNED ON THEIR BEHALF BY THE UNDERSIGNED

          THEREUNTO DULY AUTHORIZED.



                                   GPU SERVICE CORPORATION
                                   JERSEY CENTER POWER & LIGHT COMPANY
                                   METROPOLITAN EDISON COMPANY
                                   PENNSYLVANIA ELECTRIC COMPANY




                                   By:________________________________
                                      T. G. Howson, Treasurer



          Date: February 22, 1996